June 20, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Re:	Millicom International Cellular S.A., Form 20-F for the Year ended December 31, 2005, Filed May 05, 2006 (File No. 000-22828)

Mr. Andrew Mew
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Mew:

This letter responds to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed during a teleconference call on May 25, 2007 (the “Conference Call”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (“Millicom”).  Set forth below is the response to the Staff’s request during the Conference Call.

Form 20-F For the Year Ended December 31, 2005

We understand from the Conference Call that the Staff do not object to our accounting treatment for liquidated damages under International Financial Reporting Standards (“IFRS”), but that the Staff believe we should have applied EITF No. 02-16 “Accounting by a customer (including a reseller) for certain consideration received from a vendor” for U.S. GAAP purposes.  This would have created a difference in the U.S. GAAP reconciliation.

We have considered the Staff’s position and believe that, had we applied EITF 02-16, the impact to the U.S. GAAP reconciliation would not have been sufficiently material such that it is probable that the judgement of a reasonable person relying upon the financial statements as a whole would have been changed or influenced by the inclusion of the reconciling item. The potential impact of recording the liquidated damages as a discount to the purchase price of the equipment rather than as compensation for losses incurred is as follows (please note that we have included information for the year ended December 31, 2006 since the 20-F for this year has now been filed and this is the last year that we will receive liquidated damages under the agreement in question):

MILLICOM INTERNATIONAL CELLULAR S.A.
15 rue Léon Laval, L-3372 Leudelange (Grand-Duché de Luxembourg)
Tel: +352 27 759 101, Fax +352 27 759 359
RC B40630

2007.06.20.1

Impact under IFRS (we have supplied this information so that the Staff can reconcile the below figures to the accounts) -

Amounts in US$’000	2006	2005	2004
Reversal of other income	(2,036)	(5,113)	(3,287)
Depreciation Charge	1,491	1,200	470
Tax impact	158	854	149
Impact on Net Profit from continuing operations (i)	(387)	(3,059)	(2,668)
(i)  The impact of minority interests is insignificant.

Impact under U.S. GAAP -

Amounts in US$’000	2006	2005	2004
Reversal of other operating income	(2,442)	(6,641)	(4,547)
Depreciation Charge	1,947	1,598	650
Impact on Operating Profit from continuing operations	(495)	(5,043)	(3,897)
Tax impact	136	989	149
Minority Interest (change of consolidation method)	(28)	995	1,080
Impact on Net Profit from continuing operations	(387)	(3,059)	(2,668)
Impact on Net Income	(387)	(3,059)	(2,668)
Impact on EPS	(0.004)	(0.03)	(0.03)

Based on the above differences under U.S. GAAP, please find below our SAB 108 analysis using both the rollover and the iron curtain methods:

U.S. GAAP results -

Amounts in US$’000	2006	2005	2004
Revenues from continuing operations	1,967,785	1,090,237	709,159
Operating profit from continuing operations	593,627	310,589	172,258
Net profit from continuing operations	304,059	167,786	135,840
Profit/(loss) from discontinued operations	(73,389)	(85,457)	53,031
Net income	230,670	82,329	188,871
EPS	2.30	0.83	2.27

2007.06.20.2

Materiality assessment under U.S. GAAP -

Amounts in US$’000	2006	2005	2004
Rollover method
As a % of revenue from continuing operations – U.S. GAAP	Nil 0.0%	Nil 0.0%	Nil 0.0%
As a % of operating profit from continuing operations – U.S. GAAP	(495) 0.1%	(5,043) 1.6%	(3,897) 2.3%
As a % of net profit from continuing operations – U.S. GAAP	(387) 0.1%	(3,059) 1.8%	(2,668) 2.0%
As a % of net income	(387) 0.2%	(3,059) 3.7%	(2,668) 1.4%
As a % of EPS	(0.004) 0.2%	(0.03) 3.7%	(0.03) 1.4%

Amounts in US$’000	2006	2005	2004
Iron curtain method
As a % of revenue from continuing operations – U.S. GAAP	Nil 0.0%	Nil 0.0%	Nil 0.0%
As a % of operating profit from continuing operations – U.S. GAAP	(9,435) 1.6%	(8,940) 2.9%	(3,897) 2.3%
As a % of net profit from continuing operations – US GAAP	(6,114) 2.0%	(5,727) 3.4%	(2,668) 2.0%
As a % of net income	(6,114) 2.7%	(5,727) 6.9%	(2,668) 1.4%
As a % of EPS	(0.06) 2.7%	(0.06) 6.9%	(0.03) 1.4%

Other quantitative considerations are as follows:

•
based on the current trend and projections of the Company’s performance, the effect of the adjustments on the depreciation charge during the coming years (up to the date when the equipment is fully depreciated) is not anticipated to be material to the U.S. GAAP reconciliation;

•
the effect of the adjustments on the line item “Property, plant and equipment” under U.S. GAAP is immaterial as well: 0.03%, 0.7% and 0.6% for 2006, 2005 and 2004, respectively, under the rollover method and 0.7%, 1.2% and 0.6%, respectively, under the iron curtain method.

2007.06.20.3

The Company also took into consideration the guidance set out in the SAB 99 and in particular concluded that the U.S. GAAP reconciliation as presented:

•	did not mask a change in earnings or other trends
•	was not expected to materially impact analysts’ expectations
•	did not change a loss into income or vice versa
•	had no effect on management’s compensation
•	had no impact on regulatory or debt covenant compliance
•	did not impact the IFRS financial statements

Our assessment of the materiality of the reconciling item indicates that it was not significant, particularly in 2004 when our accounting treatment was first adopted.  The difference as a percentage of net income temporarily increased in 2005 but only because of losses incurred in operations that were subsequently discontinued.  Given that our core businesses were growing substantially and that we had started to dispose of our underperforming businesses in Pakistan, we believe that net income was not the most appropriate measure to gage materiality.  In our opinion, net profit from continuing operations is the most relevant measure and therefore conclude that this reconciling item is immaterial.

We believe that including this less significant item in the reconciliation is of little benefit to the reader and possibly distracts the reader from focussing on the most important factors that underpin the current financial position of the Company, which are the strong subscriber growth, increasing revenues and increasing net profit margin.

* * * *

Millicom understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our response to the issue raised.

Please do not hesitate to call me, David Sach, with comments or questions.

Yours sincerely,

/s/ David Sach
David Sach Chief Financial Officer

2007.06.20.4